Mail Stop 3561


									January 19, 2006




Mr. Paul M. Montrone
Chief Executive Officer
Fisher Scientific International Inc.
Liberty Lane
Hampton, New Hampshire 03842


		RE:	Fisher Scientific International Inc.
			Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 16, 2005
			File No.  1-10920

Dear Mr. Montrone:

		We have reviewed your responses in your letter dated January 17, 2006 and have the following additional comments.

		We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2004


Notes to Consolidated Financial Statements


General

1. We read your response to comment 2 in our letter dated January
3,
2006.  Product line revenue disclosures should identify products from
which each reportable segment derives its revenue and should mirror
the financial information used to prepare your general-purpose financial statements. Please tell us the product categories reported to senior management in daily, weekly or monthly sales reports for purposes of managing the business. Please note that if providing disclosure of product line revenue information is impracticable you should so state in accordance with paragraph 37 of SFAS 131.
Also,
refer to Section II.J.3. of the Current Accounting and Disclosure Issues in the Division of Corporation Finance updated March 4, 2005 and available on our website at www.sec.gov.

Note 2.  Summary of Significant Accounting Policies, page 46

Accounts Payable, page 48

2. We read your response to comment 2 in our letter dated January
3,
2006. Please provide us with a copy of your quarterly and annual materiality analysis of the change in accounting policy. Please ensure your analysis shows the impact the amounts had on the specific line items in your balance sheets. Also, tell us the amount of bank overdrafts that existed as of December 31, 2004 and 2003.

		As appropriate, please respond to these comments within
10
business days or tell us when you will provide us with a response. Please ensure the response letter provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

		If you have any questions regarding these comments, please direct them to Anthony Watson, Staff Accountant, at (202) 551-3318 or, in his absence, to me at (202) 551-3843.

									Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief
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Mr. Paul M. Montrone
Fisher Scientific International Inc.
January 19, 2006
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